

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2020

Michael W. Nall
President and Chief Executive Officer
Biocept, Inc.
5810 Nancy Ridge Drive
San Diego, CA 92121

> **Re: Biocept, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2020**
> **File No. 001-36284**

Dear Mr. Nall:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Charles Bair